UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 14 8182-2939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS

This Report on Form 6‑K/A is being furnished by Super Group (SGHC) Limited (the “Group”) to correct inadvertent errors in the investor presentation (Exhibit 99.1) furnished with the Company’s Report on Form 6‑K dated May 13, 2026 (the “Original 6‑K”). In Exhibit 99.1 to the Original 6‑K, the last three rows of the table titled “Reconciliation of profit for the period to EBITDA and Adjusted EBITDA” were incorrect due to typographical errors. The corrected investor presentation is furnished as Exhibit 99.1 to this Amendment, and the table has been revised to reflect the accurate amounts in each of the last three rows.
Other than as indicated herein, the information in this Form 6‑K/A, including Exhibit 99.1, is being furnished to the Securities and Exchange Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: May 14, 2026	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor presentation, dated May 13, 2026

Exhibit 99.1